December 30, 2010

Brian Cascio

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Re:  Electronic Systems Technology, Inc.

       Form 10-K for the fiscal year ended December 31, 2009

       Filed March 26, 2010

       File No. 000-27793

Dear Mr. Cascio,

As you requested in your facsimile transmitted letter to Electronic Systems Technology, Inc. (the “Company”), dated December 13, 2010, I have outlined below the Company’s responses, with each response keyed to the comments as well as including a “highlighted” or “redlined” copy of the report referenced above:

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures

1.   In the second paragraph, you disclose that disclosure controls and procedures are not effective because of a material weakness. In an amendment, please revise to provide a conclusion on the effectiveness of internal control over financial reporting as of December 31, 2009. In that regard, in light of the material weakness, it appears that internal control over financial reporting would be “not effective.” You may file an abbreviated amendment that includes a cover page, explanatory note, the full text of revised Item 9A, a signature page and the Sarbanes-Oxley Section 302 Certifications, including paragraphs 1, 2, 4 and 5.

The Registrant has amended and clarified the language in Item 9A to reflect management’s assessment of internal controls over financial reporting as “not effective” as of December 31, 2009. Additionally, an abbreviated Form 10-K/A-1 reflecting the foregoing was filed on December 30, 2010, to reflect an amended cover page, explanatory note, the text of revised Item 9A, a signature page and the Sarbanes-Oxley Section 302 Certifications, a copy of which is included herewith.

Brian Cascio

December 30, 2010

2.  You disclose that “Except as noted above, there have been no changes during the quarter ended December 31, 2009 in the Company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.” However, we see no discussion of any actual changes in internal control over financial reporting under Item 9A. In the amendment, please describe any actual changes in internal control over financial reporting as required by Item 308T(b) of Regulation S-K and Exchange Act Rule 13a-15(d). Alternatively, please clarify the language provided under this caption.

As Staff requested, the language of Item 9A was amended to clarify that there were no changes in internal control over financial reporting,

Form 10-Q for the Quarter Ended September 30, 2010

Item 4T. Controls and Procedures

3.   We see the “except as noted above” language in the disclosure about changes in internal control over financial reporting during the quarter, while there is no disclosure about any actual changes in internal control over financial reporting. Please tell us whether there were, in fact, any changes in internal control of financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting during the September 2010 quarter. Also, respond respect to the March 2010 and June 2010 quarters where we see similar language. As appropriate, clarify the language in future quarterly reports to describe any actual changes in internal control over financial reporting.

As Staff requested, the language of Item 9A was amended to clarify that there were no changes in internal control over financial reporting.  A Form 10-Q/A-1 reflecting the foregoing for each of the quarters ended March 31, 2010, June 30, 2010, and September 30, 2010, was filed on December 30, 2010, a copy of which is included herewith.

4.   We note that you omitted the language in paragraph 4(b) that refers to internal control over financial reporting in your certifications. The transition period for that omission expired effective with your initial management’s annual report on internal control over financial reporting. Please file an abbreviated amendment of the filing that includes a cover page, explanatory note, signature page and Sarbanes-Oxley Section 302 Certifications, including paragraphs 1, 2, 4 and 5. This comment applies to your Forms 10-Q as of March 31, 2010 and June 30, 2010.

As requested by Staff, the Registrant has amended Section 302 Certifications, e.g. Exhibits 31.1 and 31.2 to correctly reflect the language of Item 601 of Regulation S-K. A Form 10-Q/A-1 for each of the quarters ended March 31, 2010, June 30, 2010, and September 30, 2010, reflecting the foregoing, was filed on December 30, 2010, a copy of which is included herewith.

Brian Cascio

December 30, 2010

5.  We also note that the Sarbanes-Oxley Section 302 Certifications use superseded “small business issuer” language. In the abbreviated amendments, please ensure that the certifications are exactly as specified in Item 601 of Regulation S-K.

The Registrant has amended the Section 302 Certifications to eliminate the superseded language.

The Registrant has provided the requested supplemental letter of acknowledgment, which is enclosed.

Please contact me if you require any further information.

Very truly yours,

CHARLES A. CLEVELAND, P.S.

/s/ Charles A. Cleveland

By:

 Charles A. Cleveland

CAC:cw

cc: Electronic Systems Technology , Inc.

Enclosures